

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

December 7, 2016

Pavel Buber
Chief Financial Officer
G. Willi-Food International Ltd.
4 Nahal Harif St. Northern Industrial Zone
Yavne 81106, Israel

> **Re:** **G. Willi-Food International Ltd.**
> **Form 20-F**
> **Filed April 28, 2016**
> **File No. 000-29256**

Dear Mr. Buber:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 4. Information on the Company, page 13

General

1. In future reports, please include a breakdown of total revenues by category of activity and geographic market for each of the last three financial years in your description of the principal markets in which you compete. See Item 4.B.2. of Form 20-F. Please show us what this disclosure will look like in your supplemental response.

Capital Expenditures, page 13

2. In future reports, please describe your principal capital expenditures and divestitures currently in progress, including distribution of these investments geographically (home and abroad) and the method of financing (internal or external). Refer to Item 4.A.6. of Form 20-F. Please also update your Operating and Financial Review and Prospects to include a discussion of your material commitments for capital expenditures. Refer to

        Item 5.B.3. of Form 20-F. Please show us what this disclosure will look like in your supplemental response.

Item 6. Directors, Senior Management and Employees

B. Compensation, page 36

3. We note your disclosure in footnote 3 to the table under this heading that salary includes social benefits, including pension benefits. In future reports, please include a discussion of the total amounts set aside or accrued by the company or its subsidiaries to provide pension, retirement or similar benefits. Refer to Item 6.B.2. of Form 20-F. Please show us what this disclosure will look like in your supplemental response.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Jacqueline Kaufman for

Mara L. Ransom
Assistant Director
Office of Consumer Products